Exhibit 99.1

SGOCO Group, Ltd. Announces
US$1,000,000 Registered Direct Offering

HONG KONG, China, April 6, 2017/PRNewswire/— SGOCO Group, Ltd. (NASDAQ: SGOC), a company focused on product design, distribution and brand development in the Chinese display and computer product market as well as energy saving products and services worldwide, today announced it has entered into a definitive securities purchase agreement (the “Purchase Agreement”) with certain institutional investors to purchase up to $1,000,000 of our ordinary shares and warrants for a per share purchase price of $2.30. Warrants to purchase our ordinary shares will be issued to investors in amount equal to 75% of the shares purchased by each investor. The closing of the sale of the securities is expected to occur on or before April 12, 2017, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc., is serving as our placement agent in connection with the offering under the Purchase Agreement.

The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus and prospectus supplement. A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

The warrants are exercisable beginning on the date of issuance, and at any time up to four years from the date of issuance. Each warrant represents the right to purchase one ordinary share at an initial exercise price equal to $2.75 per share. The initial exercise price and the amount of shares issuable under the Warrants are subject to adjustment upon the occurrence of certain events; provided that in no event will the exercise price per share be lower than $1.00.

The net proceeds to the Company from the transaction, after deducting the placement agent’s fees and paying estimated offering expenses, is expected to be approximately $877,200. The Company intends to use the net proceeds from the transaction to fund working capital and other general corporate purposes.

The above summary of the terms of the purchase agreement and warrants, and the general terms of this offering, does not purport to be complete and is qualified in its entirety by the form of transaction documents filed on a Report on Form 6-K, filed on April 6, 2017. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +86-0755-26978199 ext:7500

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model, Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

GSB:8543793.4